Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer's e-mail: tpuzzo@msn.com

Writer's cell: (206) 412-6868

December 3, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Loop Industries, Inc. Amendment No. 2 to Form 8-K Filed October 29, 2015 File No. 000-54768

Dear Mr. Spirgel:

We respectfully hereby submit the information in this letter, on behalf of our client, First American Group Inc., a Nevada corporation (the "Company"), in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated November 6, 2015. Amendment No. 3 to the Company's referenced Current Report onForm 8-K was filed with the Commission via EDGAR on December 3, 2015.

The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form 8-K.

Overview of Loop Holdings, page 4

1. We note your response to comment 1 and your revised disclosure stating that CDN$1,300,000 had been paid by the Company under the Intellectual Property Assignment Agreement. Since your financial statements in the Form 10-Q for the quarter ended August 31, 2015 do not reflect such milestone payments, please disclose when such payments were made.

Company response: The Company mistakenly disclosed that all CDN$1,300,000 had been paid. Accordingly, the Company has revised its disclosure on page 4 to clarify that a payment of CDN$500,000 had been paid on April 1, 2015 and a payment of CDN$16,000 had been paid, and that a total of CDN$800,000 is yet to paid and is due upon the Company reaching certain milestones.

Security Ownership of Certain Beneficial Owners and Management, page 26

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2. Please refer to Item 403(a) of Regulation S-K. Please revise your beneficial ownership table to account for your recent reverse stock split and disclose your security ownership as of the most recent practicable date.

Company response: The Company has revised its disclose in the beneficial ownership table and footnotes thereto in response to this comment. Please see page 26.

Directors and Executive Officers, page 26

3. We note your response dated September 18, 2015, submitted in connection with Amendment No. 1, where you state that Mr. Solomita owns SMH Recycling, which is doing business as 8198381 Canada Inc. Please revise your description of SMH Recycling to make this fact clear and add clarifying disclosure in your related party transactions on page 30.

Company response: The Company has revised its disclosure son pages 26 and 30 to clarify that SMH Recycling and 8198381 Canada Inc. are the same entities.

4. We note your response to comment 3 and your statement that "SMH Recycling doing business as 8198381 Canada has nominal operations and Mr. Solomita's duties with SMH Recycling are as an owner maintaining the existence of the entity." With a view towards disclosure, please explain to us how SMH Recycling incurred and earned the amounts that you had paid for work-for-hire R&D services.

Company response: SMH Recycling is currently providing Loop Industries with R&D services related to the building of a small scale production facility in Canada, which will serve as a show case for potentials clients and partners to view Loop Industries depolymerization technology. The Canadian facility has a production capacity of 500 lbs. per hour and is a replica of how a large scale depolymerization plant is expected to operate. SMH Recycling provides design, engineering, scientific and administration support to Loop Industries.  Loop industries has 10 dedicated employees to Loop's depolymerization plant, and costs related to the construction of the depolymerization plant include: construction, installation and purchasing of capital equipment, engineering and design of the process as well as administration costs.

Financial Statements as of and for the period ended February 28, 2015

Note 6 – Commitments and Contingencies, page F-18

Accounting Treatment of the Consideration, page F-18

5. We note your response to comment 6; however, please provide us a complete written response explaining your analysis in support of the accounting treatment. Please note the guidance in ASC 505-50-25-6 states a grantor shall recognize "services received in a share-based payment transaction … as services are received." It further states that a grantor may need to recognize an asset before it actually receives services and the services themselves are not recognized before they are received. The guidance in ASC 505-50-25-7 contemplates the possibility of recognition of a prepaid asset when fully vested, nonforfeitable equity instruments are issued for services.

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Company response: The Company accounts for equity instruments issued to parties other than employees for acquiring goods or services under the guidance of Sub-topic 505-50 of the FASB Accounting Standards Codification ("Sub-topic 505-50").

Pursuant to ASC paragraphs 505-50-25-6 and 505-50-25-7a grantor shall recognize the goods acquired or services received in a share-based payment transaction when it obtains the goods or as services are received. A grantor may need to recognize an asset before it actually receives goods or services if it first exchanges share-based payment for an enforceable right to receive those goods or services. If fully vested, non-forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into).

Pursuant to ASC paragraph 718-10-S99-1 with respect to questions regarding nonemployee arrangements that are not specifically addressed in other authoritative literature, the staff believes that the application of guidance in FASB ASC Topic 718 would generally result in relevant and reliable financial statement information. As such, the staff believes it would generally be appropriate for entities to apply the guidance in FASB ASC Topic 718 by analogy to share-based payment transactions with nonemployees unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance in FASB ASC Topic 718 would be inconsistent with the terms of the instrument issued to a nonemployee in a share-based payment arrangement.

The Company thinks this applicable as to the timing of the expense is not specifically addressed (it is punted on in EITF 00-18) in existing guidance. Thus analogizing to ASC 718 seems appropriate and as you will see below is a conservative approach.

Pursuant to ASC 718-10-55-68An employee's share-based payment award becomes vested at the date that the employee's right to receive or retain equity shares, other equity instruments, or cash under the award is no longer contingent on satisfaction of either a performance condition or a service condition. Any unrecognized compensation cost shall be recognized when an award becomes vested. If an award includes no market, performance, or service conditions, then the entire amount of compensation cost shall be recognized when the award is granted (which also is the date of issuance in this case).

To be conservative, the Company believes it is appropriate to expense fully-vested and non-forfeitable shares issued to parties other than employeeswhen the agreements were entered into. The Company also notes there is variance in practice within the industry related to these types of offerings. Some issuers establish a prepaid based off of their interpretation of ASC 505, whereas other Firms such as Ernst & Young have issued guidance suggesting that the debit should be a contra equity account analogizing the future services to that a note receivable. Out of these three industry practiced options, we believe expensing immediately is the most conservative and believe the fact that the counterparty has no future obligation to perform sufficiently triggers the recognition of expense (just like with employee stock options that are fully vested).

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Note 9- Subsequent Events

Entry into a Technology Transfer Agreement with 8198381 Canada, Inc., a Related Party, page 21

6. We note your response to comment 7. We further note in your Form 10-Q for the quarter ended August 31, 2015 that your fiscal year-to-date R&D costs - related party totaled $600,000 (in addition to the $50,000 recorded for the previous fiscal year). Considering that the amount invoiced may not necessarily be indicative of 8198381 Canada's historical cost, please state, if true, that the cost recorded by the Company is the same as what was historically incurred by 8198381 Canada, Inc. or advise us.

Company response: It is true that the cost recorded by the Company is the same as what was historically incurred by 8198381 Canada, Inc. Accordingly, the Company has added "The cost recorded by the Company is the same as what was historically incurred by 8198381 Canada, Inc." to page F-21 of Exhibit 99.1

Please contact the undersigned if you have further comments or questions.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo

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